File  No.  69-418

                     SECURITIES  AND  EXCHANGE  COMMISSION

                             Washington,  D.C.

                          FORM  U-3A-2  (Amended)

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  To  Be  Filed  Annually  Prior  to  March  1

                        ENERGY  CORPORATION  OF  AMERICA
                             (Name  of  Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant:
---------

     Energy  Corporation  of  America
     4643  South  Ulster  Street,  Suite  1100
     Denver,  Colorado  80237

     The Claimant is a privately held West Virginia corporation engaged in operating a natural gas distribution system in the Mid-Atlantic area and oil and gas operations in the Rocky Mountain and Appalachian Basins. The Claimant also is engaged in the exploration of oil and natural gas in other parts of the United States and New Zealand. The common stockholders of Claimant are as follows: John Mork and Julie Mork (as joint tenants with right of survivorship), Julie Mork, F. H. McCullough, III and Kathy L. McCullough (as joint tenants with right of survivorship), J. Michael Forbes (Trustee for Alison P. Mork), J. Michael Forbes (Trustee for Kyle M. Mork), A. C. Nielsen, Jr., L. B. Curtis and Rose A. Curtis (Co-Trustees of the Curtis Family Revocable Trust), K. W. Brill, Joseph E. Casabona, Thomas R. Goodwin, H. Laban White, Richard E. Heffelfinger,
J. Michael Forbes, Donald C. Supcoe, Pamela Gates, J. J. Dorgan, ECA Foundation, Peter H. Coors, Gaston Caperton, David L. Curtis, Jennifer Swanson, Leslie McCullough Trust, Meredith McCullough Trust, Kristin McCullough Trust and Katherine F. McCullough Trust. The Claimant also has nonvoting Class A Stock that has been issued to employees of the Claimant and its subsidiaries and to common stockholders.

Subsidiaries  of  the  Claimant:
-------------------------------

A.   Eastern  Systems  Corporation
     414  Summers  Street
     Charleston,  West  Virginia  25301

     Eastern Systems Corporation ("ESC") is a West Virginia corporation, wholly owned by Claimant. It is the holding company for Mountaineer Gas Company.

     i.   Mountaineer  Gas  Company
          414  Summers  Street
          Charleston,  West  Virginia  25301

     Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by ESC, engaged in the distribution of natural gas in the State of West Virginia through a 3,900 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility. Effective as of July 1, 1999, Mountaineer acquired substantially all of Shenandoah Gas Company's ("Shenandoah") West Virginia utility assets, including the Martinsburg Operations Center, all transmission and distribution plants, pipelines, rights of way, general plant, equipment, fixtures, vehicles, meters, regulators and other personal property located in

West Virginia used in connection with Shenandoah's West Virginia utility operations, plus all franchises, permits, certificates of convenience and necessity and other assets related to Shenandoah's West Virginia utility operations. Mountaineer, in summary, acquired approximately 105 miles of additional pipeline and approximately 3,600 residential, commercial and industrial customers mainly situate in Martinsburg and surrounding areas in Berkeley County, West Virginia. The purchase price for the assets was approximately $11 million.

 This transaction was approved by the Public Service Commission of West Virginia pursuant to an order dated June 1, 1999 and the Federal Energy Regulatory Commission granted abandonment authorization to Shenandoah by order dated June 11, 1999.

     1.     Mountaineer  Gas  Services,  Inc.
            414  Summers  Street
            Charleston,  West  Virginia  25301

     Mountaineer Gas Services, Inc. is a West Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

     2.     Mapcom  Systems,  Inc.
            7345  Whitepine  Road
            Richmond,  Virginia  23237

     Mapcom Systems, Inc. is a Virginia corporation, wholly owned by Mountaineer, engaged in automated mapping facilities management and geographic information systems software development and services.

B.     Eastern  American  Energy  Corporation
       501  56th  Street
       Charleston,  West  Virginia  25304

     Eastern American Energy Corporation ("Eastern American") is a West Virginia corporation, wholly owned by Claimant, primarily engaged in the exploration, development, production, transportation and marketing of natural gas primarily within the Appalachian Basin states of West Virginia and Pennsylvania. Eastern American also has properties in Virginia, Ohio and New York.

          i.     Natural  Gas  Transportation  Company
                 501  56th  Street
                 Charleston,  West  Virginia  25304

Natural Gas Transportation Company ("NGT") is a West Virginia corporation, wholly owned by Eastern American. NGT builds compressed natural gas stations and provides compressed natural gas as an alternative motor vehicle fuel.

          ii.     Eastern  Marketing  Corporation
                  501  56th  Street
                  Charleston,  West  Virginia  25304

     Eastern Marketing Corporation is a West Virginia corporation, wholly owned by Eastern American. Eastern Marketing Corporation markets the majority of Eastern American's natural gas. Eastern Marketing Corporation also buys, sells and markets gas from other third party producers, marketers and end users through the United States.

          iii.     Eastern  Capital  Corporation
                   501  56th  Street
                   Charleston,  West  Virginia  25304

     Eastern Capital Corporation is a West Virginia corporation, wholly owned by Eastern American, which was incorporated in 1992 for the purpose of encouraging and assisting in the creation, development and expansion of West Virginia business by making available venture capital.

          iv.     Eastern  Pipeline  Corporation
                  501  56th  Street
                  Charleston,  West  Virginia  25304

     Eastern Pipeline Corporation is a West Virginia corporation, wholly owned by Eastern American, which owns two gathering systems in West Virginia. The largest of these systems is the Eastern Pipeline System which consists of approximately seventy-five (75) miles of eight (8) inch pipeline and three hundred (300) miles of gathering system.

          v.     Eastern  Exploration  Corporation
                 501  56th  Street
                 Charleston,  West  Virginia  25304

     Eastern Exploration Corporation is a West Virginia corporation, wholly owned by Eastern American, which was incorporated primarily as a non-recourse-financing vehicle for its annual drilling programs. The majority of the assets of Eastern Exploration Corporation have been conveyed to Eastern American; however, Eastern Exploration Corporation still owns an interest in approximately forty-six (46) wells in the state of West Virginia.

          vi.     Allegheny  &  Western  Energy  Corporation
                  501  56th  Street
                  Charleston,  West  Virginia  25304

     Allegheny & Western Energy Corporation ("Allegheny") is a West Virginia corporation, wholly owned by Eastern American, primarily engaged in the operation and management of oil and gas producing properties located in the Appalachian Basin state of West Virginia. Allegheny owns interests in these properties either directly or through joint ventures or partnerships with third parties.

          1.     Gas  Access  Systems,  Inc.
                 501  56th  Street
                 Charleston,  West  Virginia  25304

     Gas Access Systems, Inc. is a West Virginia corporation, wholly owned by Allegheny, engaged in the marketing of natural gas directly to end-users primarily in the State of West Virginia.

C.     Westech  Energy  Corporation
       4643  South  Ulster  Street  Suite  1190
       Denver,  Colorado  80237

     Westech Energy Corporation, a Colorado corporation, wholly owned by Claimant, is an oil and gas exploration and development company.

D.     Westech  Energy  New  Zealand  Limited
       4643  South  Ulster  Street  Suite  1190
       Denver,  Colorado   80237

     Westech Energy New Zealand Limited ("WENZL") was incorporated in June, 1995 under the laws of New Zealand under the name of Energy Corporation of New Zealand Limited and is wholly owned by the Claimant. Energy Corporation of New
Zealand Limited changed its name to Westech Energy New Zealand Limited on February 19, 1996. WENZL holds a 50 percent interest in one petroleum prospecting license and four petroleum exploration permits covering acreage located in the North Island, New Zealand.

     E.     Westside  Acquisition  Corporation
            4643  South  Ulster  Street  Suite  1100
            Denver,  Colorado   80237

     Westside Acquisition Corporation is a Colorado corporation, wholly owned by Claimant, whose primary asset was an interest in a limited liability corporation that has certain oil producing properties (located in Los Angeles County, California) that has subsequently been transferred to Westech Energy Corporation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Oil and gas producing facilities at Mountaineer Gas Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

     The gas distribution facilities of Mountaineer cover the main population centers of the state of West Virginia and includes pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers for the last calendar year include Engage Energy, L.P., Equitable Resources Marketing Company, Texaco Gas Marketing, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation, Eastern American and Coral Energy, L.P.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh and related revenue of electric energy sold (at retail or wholesale), and Mcf. and related revenue of natural and manufactured gas distributed at retail.

                     21,364,033  Mcf          $141,857,740

     (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                   None

     (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                   None

     (d) Number of kwh and related cost of electric energy and Mcf. and related cost of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                    17,669,885  Mcf          $40,021,953

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                              Not  applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                              Not  applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                              Not  applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                              Not  applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                              Not  applicable.

                                   EXHIBIT  A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


                                   EXHIBIT  B

     A  Financial  Data  Schedule  is  attached  hereto  as  Exhibit  B.


                                   EXHIBIT  C

                              Not  applicable.

     The above-named Claimant has caused this statement to by duly executed on its behalf by its authorized officer on this 1st day of July , 1999.


                                               ENERGY  CORPORATION  OF  AMERICA
                                               --------------------------------
                                                    (Name  of  claimant)


                                               By:    /s/ John Mork
                                                  -----------------------------
                                               Its:   President  and  CEO


CORPORATE  SEAL

Attest:

    /s/ Donald C. Supcoe
-----------------------------
Name:     Donald  C. Supcoe
Title:     Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Isobel  Allan
Vice  President  Finance
Energy  Corporation  of  America
4643  South  Ulster  Street,  Suite  1100
Denver,  Colorado   80237

EXHIBIT A


                                             ENERGY CORPORATION OF AMERICA
                                            CONSOLIDATING INCOME STATEMENTS
                                     FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1998
                                                       UNAUDITED

                                          ECA           EAEC          WESTECH       WENZL         WAC         ESC
                                      ------------  ------------  ------------  ------------  ----------  -------------
REVENUES:
Utility gas sales & transportation                                                                        $151,744,270
Gas marketing & pipeline sales                      $109,353,348                                             9,439,435
Oil & gas sales                                       19,037,203  $   461,277                                3,984,884
Well operations & service                              5,983,525      771,635
Other revenues . . . . . . . . . . .  $18,969,023     30,037,801                                             1,536,359
                                      ------------  ------------  ------------  ------------  ----------  -------------
Total revenues . . . . . . . . . . .   18,969,023    164,411,877    1,232,912             -           -    166,704,948
                                      ------------  ------------  ------------  ------------  ----------  -------------

COSTS AND EXPENSES:
Utility gas purchased                                                                                       77,421,133
Gas marketing & pipeline cost                        108,626,076                                             8,940,087
Field & lease operating                                7,947,202      234,676       285,541                  1,161,129
Utility operations & maintenance                                                                            22,474,566
General and administrative . . . . .    3,788,473      5,087,444    1,164,558       100,490      12,608     14,615,725
Taxes other than income. . . . . . .      150,208        656,572       27,479                        35     13,373,216
Depletion, depr., amortiz.-O&G                         7,564,356      193,093                                  460,478
Depletion, depr., amortiz.-other . .      302,240      2,787,338       68,223        11,123                  9,966,312
Impairment & exploratory costs                         2,672,667    4,286,934     2,683,514
                                      ------------  ------------  ------------  ------------  ----------  -------------
Total operating expenses . . . . . .    4,240,921    135,341,655    5,974,963     3,080,668      12,643    148,412,646
                                      ------------  ------------  ------------  ------------  ----------  -------------

INCOME FROM OPERATIONS . . . . . . .   14,728,102     29,070,222   (4,742,051)   (3,080,668)    (12,643)    18,292,302

OTHER (INCOME) EXPENSE:
Interest . . . . . . . . . . . . . .   19,875,647        185,032                                             6,401,216
Gain on sale of property . . . . . .        2,042      1,062,835     (934,074)
Other (income) expense . . . . . . .     (523,995)     1,073,133    1,080,028        13,574      92,581       (111,749)
                                      ------------  ------------  ------------  ------------  ----------  -------------

INCOME BEFORE INC TAXES & MIN. INT..   (4,625,592)    26,749,222   (4,888,005)   (3,094,242)   (105,224)    12,002,835

Provision for income taxes . . . . .   (8,360,656)     9,650,715   (2,113,867)                 (301,514)     4,961,539
Minority interest

                                      ------------  ------------  ------------  ------------  ----------  -------------
NET INCOME (LOSS). . . . . . . . . .  $ 3,735,064   $ 17,098,507  $(2,774,138)  $(3,094,242)  $ 196,290   $  7,041,296
                                      ============  ============  ============  ============  ==========  =============


                                          TOTAL         ELIMS      CONSOLIDATED
                                      ------------  -------------  -------------
REVENUES:
Utility gas sales & transportation .  $151,744,270                 $ 151,744,270
Gas marketing & pipeline sales . . .   118,792,783                   118,792,783
Oil & gas sales. . . . . . . . . . .    23,483,364                    23,483,364
Well operations & service. . . . . .     6,755,160                     6,755,160
Other revenues . . . . . . . . . . .    50,543,183  $(18,969,023)     31,574,160
                                      ------------  -------------  -------------
Total revenues . . . . . . . . . . .   351,318,760   (18,969,023)    332,349,737
                                      ------------  -------------  -------------

COSTS AND EXPENSES:
Utility gas purchased. . . . . . . .    77,421,133                    77,421,133
Gas marketing & pipeline cost. . . .   117,566,163                   117,566,163
Field & lease operating. . . . . . .     9,628,548                     9,628,548
Utility operations & maintenance . .    22,474,566                    22,474,566
General and administrative . . . . .    24,769,298      (720,000)     24,049,298
Taxes other than income. . . . . . .    14,207,510                    14,207,510
Depletion, depr., amortiz.-O&G . . .     8,217,927                     8,217,927
Depletion, depr., amortiz.-other . .    13,135,236                    13,135,236
Impairment & exploratory costs . . .     9,643,115                     9,643,115
                                      ------------  -------------  -------------
Total operating expenses . . . . . .   297,063,496      (720,000)    296,343,496
                                      ------------  -------------  -------------

INCOME FROM OPERATIONS . . . . . . .    54,255,264   (18,249,023)     36,006,241

OTHER (INCOME) EXPENSE:
Interest . . . . . . . . . . . . . .    26,461,895                    26,461,895
Gain on sale of property . . . . . .       130,803                       130,803
Other (income) expense . . . . . . .     1,623,572                     1,623,572
                                      ------------                 -------------

INCOME BEFORE INC TAXES & MIN. INT..    26,038,994   (18,249,023)      7,789,971

Provision for income taxes . . . . .     3,836,217                     3,836,217
Minority interest                                        218,690         218,690
                                      ------------  -------------  -------------
NET INCOME (LOSS). . . . . . . . . .  $ 22,202,777  $(18,467,713)  $   3,735,064
                                      ============  =============  =============

                                             ENERGY CORPORATION OF AMERICA
                                              CONSOLIDATING BALANCE SHEETS
                                                AS OF DECEMBER 31, 1998
                                                       UNAUDITED

                                      ECA            EAEC           WESTECH        WENZL         WAC           ESC
                                 -------------  -------------  -------------  ------------  ------------  -------------
ASSETS
Cash. . . . . . . . . . . . . .  $  3,174,937   $    526,955   $     17,021   $   653,943                 $  1,152,417
Accounts receivable . . . . . .       993,753     12,796,354      1,791,664       421,282                   31,840,399
Due from affiliates . . . . . .    37,417,729     (2,651,537)   (30,868,680)   (8,865,552)  $   784,495      4,183,545
Inventory                                            447,023
Income tax receivable . . . . .    (4,574,011)                    1,521,329                                  4,164,596
Deferred income tax . . . . . .    (4,056,215)                       29,816                                  3,706,895
Prepaid and other . . . . . . .       461,834        792,671          1,686       156,313                   21,952,070
                                 -------------  -------------  -------------  ------------  ------------  -------------
  Total current assets. . . . .    33,418,027     11,911,466    (27,507,164)   (7,634,014)      784,495     66,999,922
                                 -------------  -------------  -------------  ------------  ------------  -------------

Oil and gas properties. . . . .     2,474,000    192,092,367     15,630,066     2,846,663                    8,877,461
Utility & transmission plant                                                                               177,227,186
Other property. . . . . . . . .     3,533,422     18,354,112        382,379        25,518                      273,441
Pipelines                                         19,003,456
                                 -------------  -------------  -------------  ------------  ------------  -------------
                                    6,007,422    229,449,935     16,012,445     2,872,181             -    186,378,088
Accumulated depreciation. . . .      (372,013)   (86,051,634)      (356,051)      (18,469)                 (28,107,048)
                                 -------------  -------------  -------------  ------------  ------------  -------------
                                    5,635,409    143,398,301     15,656,394     2,853,712             -    158,271,040
                                 -------------  -------------  -------------  ------------  ------------  -------------

Investment in affiliate . . . .   165,222,058
Deferred financing costs. . . .     6,408,697                                                                2,625,387
Notes receivable. . . . . . . .     1,687,769      1,814,595      1,347,748                                    150,000
Deferred utility charges                                                                                    15,819,099
Deferred income taxes . . . . .    (1,054,688)       779,930
Other long-term assets. . . . .     2,666,780      8,208,437         76,845         2,328
                                 -------------  -------------  -------------  ------------  ------------  -------------
  Total other assets. . . . . .   174,930,616     10,802,962      1,424,593         2,328             -     18,594,486
                                 -------------  -------------  -------------  ------------  ------------  -------------
TOTAL ASSETS. . . . . . . . . .  $213,984,052   $166,112,729   $(10,426,177)  $(4,777,974)  $   784,495   $243,865,448
                                 =============  =============  =============  ============  ============  =============

LIABILITIES & EQUITY
 Accounts payable . . . . . . .  $  1,963,765   $  9,692,549   $    261,388   $   411,362                 $ 12,484,230
 Current maturities - L/T debt.       424,343        160,659
 Short-term borrowings                                                                                      48,576,800
 Funds held for future distrib.                    4,869,646          7,259
 Income taxes payable . . . . .    (9,149,683)     6,190,609       (162,984)                $   843,844
 Accrued taxes payable                             4,455,860          5,820                                  4,355,382
 Overrecovered gas costs                                                                                     4,999,535
 Other current liabilities. . .     3,983,551                        (4,520)                                 7,236,133
                                 -------------  -------------  -------------  ------------  ------------  -------------
   Total current liabilities. .    (2,778,024)    25,369,323        106,963       411,362       843,844     77,652,080
                                 -------------  -------------  -------------  ------------  ------------  -------------

 Long-term debt, less current .   203,053,891        765,389                                                60,000,000
 Deferred revenue                                 14,987,731
 Deferred income taxes. . . . .   (12,869,247)    11,700,906                                  4,846,292     23,215,833
 Other long-term liability                         1,056,832     (2,290,160)                                11,734,414
                                 -------------  -------------  -------------  ------------  ------------  -------------
   Total long-term liabilities.   190,184,644     28,510,858     (2,290,160)            -     4,846,292     94,950,247
                                 -------------  -------------  -------------  ------------  ------------  -------------

   Total liabilities. . . . . .   187,406,620     53,880,181     (2,183,197)      411,362     5,690,136    172,602,327

 Stockholders equity. . . . . .    26,577,432    112,232,548     (8,242,980)   (5,189,336)   (4,905,641)    71,263,121

                                 -------------  -------------  -------------  ------------  ------------  -------------
TOTAL LIABILITIES AND EQUITY. .  $213,984,052   $166,112,729   $(10,426,177)  $(4,777,974)  $   784,495   $243,865,448
                                 =============  =============  =============  ============  ============  =============


                                     TOTAL           ELIM         CONSOLIDATED
                                 --------------  --------------  --------------
ASSETS
Cash. . . . . . . . . . . . . .  $   5,525,273                   $   5,525,273
Accounts receivable . . . . . .     47,843,452                      47,843,452
Due from affiliates . . . . . .              -                               -
Inventory . . . . . . . . . . .        447,023                         447,023
Income tax receivable . . . . .      1,111,914                       1,111,914
Deferred income tax . . . . . .       (319,504)                       (319,504)
Prepaid and other . . . . . . .     23,364,574                      23,364,574
                                 --------------  --------------  --------------
  Total current assets. . . . .     77,972,732               -      77,972,732
                                 --------------  --------------  --------------

Oil and gas properties. . . . .    221,920,557                     221,920,557
Utility & transmission plant. .    177,227,186                     177,227,186
Other property. . . . . . . . .     22,568,872                      22,568,872
Pipelines . . . . . . . . . . .     19,003,456                      19,003,456
                                 --------------  --------------  --------------
                                   440,720,071               -     440,720,071
Accumulated depreciation. . . .   (114,905,215)                   (114,905,215)
                                 --------------  --------------  --------------
                                   325,814,856               -     325,814,856
                                 --------------  --------------  --------------

Investment in affiliate . . . .    165,222,058    (165,222,058)              -
Deferred financing costs. . . .      9,034,084                       9,034,084
Notes receivable. . . . . . . .      5,000,112                       5,000,112
Deferred utility charges. . . .     15,819,099                      15,819,099
Deferred income taxes . . . . .       (274,758)                       (274,758)
Other long-term assets. . . . .     10,954,390                      10,954,390
                                 --------------  --------------  --------------
  Total other assets. . . . . .    205,754,985    (165,222,058)     40,532,927
                                 --------------  --------------  --------------

TOTAL ASSETS. . . . . . . . . .  $ 609,542,573   $(165,222,058)  $ 444,320,515
                                 ==============  ==============  ==============

LIABILITIES & EQUITY
 Accounts payable . . . . . . .  $  24,813,294                   $  24,813,294
 Current maturities - L/T debt.        585,002                         585,002
 Short-term borrowings. . . . .     48,576,800                      48,576,800
 Funds held for future distrib.      4,876,905                       4,876,905
 Income taxes payable . . . . .     (2,278,214)                     (2,278,214)
 Accrued taxes payable. . . . .      8,817,062                       8,817,062
 Overrecovered gas costs. . . .      4,999,535                       4,999,535
 Other current liabilities. . .     11,215,164                      11,215,164
                                 --------------  --------------  --------------
   Total current liabilities. .    101,605,548               -     101,605,548
                                 --------------  --------------  --------------

 Long-term debt, less current .    263,819,280                     263,819,280
 Deferred revenue . . . . . . .     14,987,731                      14,987,731
 Deferred income taxes. . . . .     26,893,784                      26,893,784
 Other long-term liability. . .     10,501,086                      10,501,086
                                 --------------  --------------  --------------
   Total long-term liabilities.    316,201,881               -     316,201,881
                                 --------------  --------------  --------------

   Total liabilities. . . . . .    417,807,429               -     417,807,429

 Stockholders equity. . . . . .    191,735,144    (165,222,058)     26,513,086

                                 --------------  --------------  --------------
TOTAL LIABILITIES AND EQUITY. .  $ 609,542,573   $(165,222,058)  $ 444,320,515
                                 ==============  ==============  ==============